SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form

20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes           No     X

Announcement 5 November 2008, Lisbon

Qualified Holding

Portugal Telecom, SGPS, S.A. (“PT”) informs that Barclays Plc, on its behalf and of its subsidiaries (“Barclays Group”), now holds more than 5% of the voting rights corresponding to the share capital of PT.

Such new holding resulted from the following share trades made on 29 October 2008:

>    Barclays Capital Securities Ltd: acquired 3,792,073 PT ordinary shares (OTC transaction);

>    Barclays Capital Inc: acquired 19,876 PT ordinary shares (on market transaction);

>    Barclays Global Investors Japan Ltd: acquired 8,211 PT ordinary shares (on market transaction);

>    Barclays Bank Plc: disposed of 7,084 PT ordinary shares (on market transaction);

>    Barclays Fundos: disposed of 20,000 PT ordinary shares (on market transaction).

As a result of the abovementioned share trades, Barclays Group now holds a total of 47,471,335 ordinary shares representing 5.04% of PT’s share capital and corresponding voting rights.

PT was also informed that such holding is attributed to the Barclays Group through the following entities:

>    Barclays Capital Securities Ltd: 44,685,531 ordinary shares representing 4.74% of the share capital and voting rights in PT;

>    Barclays Capital Inc: 762,285 ordinary shares representing 0.08% of the share capital and voting rights in PT;

>    Barclays Global Investors Japan Ltd: 1,391,288 ordinary shares representing 0.15% of the share capital and voting rights in PT;

>    Barclays Bank Trust Co Ltd: 8,000 ordinary shares representing 0.001% of the share capital and voting rights in PT;

>    Gerrard Investment Management Ltd: 4,007 ordinary shares representing 0.0004% of the share capital and voting rights in PT;

>    Barclays Bank Plc: 132,550 ordinary shares representing 0.01% of the share capital and voting rights in PT;

>    Barclays Life Assurance Co Ltd: 185,541 ordinary shares representing 0.02% of the share capital and voting rights in PT;

Portugal Telecom, SGPS, SA	Public company	Portugal Telecom is listed on the	Nuno Vieira
Avenida Fontes Pereira de Melo, 40	Share capital _ Euro 28,277,855.31	Euronext and New York Stock	Investor Relations Director
1069-300 Lisbon	Registered in the Commercial	Exchange. Information may be accessed	nuno.t.vieira@telecom.pt
Portugal	Registry Office of Lisbon	on the Reuters under the symbols	Tel.: +351 21 500 1701
www.telecom.pt	and Corporation no. _ 503 215 058	PTC.LS and PT and on Bloomberg under	Fax: +351 21 500 0800
		the symbol PTC PL.	http://ir.telecom.pt

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>    Barclays Bank (Suisse) SA: 29,233 ordinary shares representing 0.003% of the share capital and voting rights in PT;

>    Barclays Fundos: 272,900 ordinary shares representing 0.03% of the share capital and voting rights in PT.

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, following a communication received from Barclays Plc, with registered office at 1 Churchill Place, London E14 5HP, United Kingdom.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.